

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2021

Brandon Bentley
General Counsel
InterPrivate Acquisition Corp.
1350 Avenue of the Americas
New York, New York 10019

      Re: InterPrivate Acquisition Corp.
          Amendment No. 1 to Registration Statement on Form S-4
          Filed January 14, 2021
          File No. 333-251106

Dear Mr. Bentley:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form S-4 filed January 14, 2021

Subscription Agreements, page 24

1.   We note the disclosure that the December 2020 PIPE investors agreed to vote all their shares in favor of the Business Combination and waive their rights to conversion of those shares. Please tell us how the issuance of these shares and related agreement to vote is consistent with the statements in the Form S-1 relating to your initial public offering and governing documents that you would not issue shares prior to a business combination that would be able to vote on such transaction.

PROPOSAL NO. 2 — THE CHARTER AMENDMENT PROPOSAL, page 145

2.   Please revise to reflect the amendment being made to your exclusive forum provision.

Legal Proceedings, page 230

3.   Please revise to clarify the factual basis alleged to underlie the proceeding referenced in your added disclosure. For example, clarify the nature of the misleading and incomplete information alleged to have been disseminated.

Revenue Recognition
Nature of Products and Services and Revenue Recognition, page F-41

4.   We note from your response to the second bullet of prior comment 19 that arrangements with engineering and development services include a single performance obligation to provide engineering and support services. Your revenue policy disclosure on page F-42 indicates that custom products that require engineering and development based on customer requirements are recognized over time. Please clarify your response to indicate if the performance obligation in these arrangements includes the off-the-shelf prototype or if the prototype is sold to the customer in a separate arrangement. If the prototype is sold in a separate arrangement and recognized at a point in time, provide us with your consideration of whether the product and services contracts should be combined pursuant to ASC 606-10-25-9.

        You may contact Charles Eastman at (202) 551-3794 or Melissa Raminpour at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Asia Timmons-Pierce at (202) 551-3754 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Manufacturing

cc: Alan I. Annex